Final Term Sheet

Filed pursuant to Rule 433

Dated May 24, 2010

Relating to

Preliminary Prospectus Supplement dated May 24, 2010 to

Registration Statement No. 333-152729

THE EMPIRE DISTRICT ELECTRIC COMPANY

$100,000,000 First Mortgage Bonds, 4.65% Series due 2020

Issuer:	The Empire District Electric Company

Principal Amount:	$100,000,000

Title of Securities:	First Mortgage Bonds, 4.65% Series due 2020

Trade Date:	May 24, 2010

Original Issue Date (Settlement Date):	May 28, 2010 (T+4)(1)

Maturity Date:	June 1, 2020

Benchmark Treasury:	3.50% due May 15, 2020

Benchmark Treasury Yield:	3.227%

Spread to Benchmark Treasury:	+145 basis points

Yield to Maturity:	4.677%

Public Offering Price:	99.786% of the principal amount thereof

Interest Rate:	4.65% per annum

Interest Payment Dates:	Semi-annually in arrears on each June 1 and December 1, commencing on December 1, 2010

Redemption Provision:	Make-whole call at any time based on U.S. Treasury plus 25 basis points.

Joint Book-Running Managers:	Banc of America Securities LLC and Wells Fargo Securities, LLC

Co-Managers:	Morgan Keegan & Company, Inc. and U.S. Bancorp Investments, Inc.

CUSIP:	291641 BD9

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.

(1)           We expect to deliver the bonds against payment therefor in New York, New York on May 28, 2010, which will be the fourth scheduled business day following the date of this term sheet and of the pricing of the bonds.  Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade bonds on the date of this term sheet will be required to specify alternative settlement arrangements to prevent a failed settlement.

Alternatively, the issuer, the underwriters or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC at 1-800-294-1322 or Wells Fargo Securities, LLC at 1-800-326-5897.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.